

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Tyler Danielson
Interim Chief Executive Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

      Re: FOXO Technologies Inc.
          Registration Statement on Form S-1
          Filed April 27, 2023
          File No. 333-271475

Dear Tyler Danielson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Blake Baron